Suite 400 – 570 Granville Street Vancouver, BC V6C 3P1 CANADA Telephone: (604) 689-1022 Facsimile: (604) 681-4760
CORPORATE AND SECURITIES LAWYERS

Reply Attention of:	William Macdonald
Direct Telephone:	(604) 648-1670
Email:	wmacdonald@wlmlaw.ca
Our File No.	1009-1

October 26, 2011

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Brad Skinner

Dear Sirs:

Re:	Silverado Gold Mines Ltd. ("the Company")
Form 8-K
Filed January 18, 2011
Form 10-K for Fiscal Year Ended November 30, 2010
Filed March 15, 2011
Form 10-Q for Fiscal Quarter Ended February 28, 2011
Filed April 14, 2011
Response Letter Dated July 20, 2011
Response Letter Dated August 10, 2011
Response Letter Dated September 9, 2011
Form 8-K Filed October 5, 2011
File No. 000-12132

We are the attorneys for the Company. We refer to your letter of October 12, 2011 addressed to the Company with your comments on the Company's Form 8-K filed January 18, 2011, Form 10-K for the fiscal year ended November 30, 2010 filed March 15, 2011 and Form 10-Q for the fiscal quarter ended February 28, 2011 filed April 14, 2011. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Form 10-K for Fiscal Year Ended November 30, 2010

Directors, Executive Officers, and Corporate Governance, page 71

1.

Comment: We note that you have not responded to comment 3 from our letter dated August 30, 2011 and we reissue such comment. For each director, please revise your disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as your director at the time that the disclosure is made, in light of your business and structure. If material, this disclosure should cover more than the past five years, including information about the person’s particular areas of expertise or other relevant qualifications. See Item 401(e)(1) of Regulation S-K. Please provide your proposed draft disclosure for our review.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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CORPORATE AND SECURITIES LAWYERS

Response:

The attached item 10 has been used by the Company for the previous 10K's, the attributes, skills & qualifications of the directors/officers are as follows:

- Garry L Anselmo: Technical and Mineral Exploration

- Donald Balletto: Accounting & Financial

- Stuart McCulloch: Business Administration & Management

- John Mackay: 35 years of Law Practice, acts as In house Counsel and Secretary

Garry L. Anselmo

Mr. Anselmo is presently the chairman of our board of directors and is our president, chief executive officer and former chief financial officer. Mr. Anselmo has been the chairman of our board of directors and our chief operating officer since 1973. Mr. Anselmo has been our president and chief executive officer from 1973 to 1994 and from 1997 to present. Mr. Anselmo was our chief financial officer from 1973 to 1994 and from 1997 to June 2009.

Mr. Anselmo founded Tri-Con Mining Ltd., a private exploration service company, in 1968, and is currently a shareholder, director, and president of Tri-Con Mining Ltd. He is also the chairman and director of Tri-Con Ltd.’s United States operating subsidiaries, Tri-Con Mining Inc. and Tri-Con Mining Alaska Inc. Mr. Anselmo obtained his Bachelor of Arts degree from Simon Fraser University in British Columbia, Canada.

Mr. Anselmo worked with Kennecott Copper, Anaconda American Brass and American Metals Climax while studying Geology & Geochemistry @ University of British Columbia.

- Started a Mineral Exploration Service Company in 1968 and conducted exploration programs for Pacific petroleums, MacMillan Blodell, Bow Valley Industries, and a host of junior mining companies from BC & Alberta.

- Built Cry Lake Jade Mine in Kutcho Creek, Northern BC for Mohawk Oil Ltd and produced over 600 tons of marketable jade over 3 consecutive years.

- Performed all Exploration for Silverado along with Sub-Contractors since Silverado’s inception in 1972.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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CORPORATE AND SECURITIES LAWYERS

Stuart C. McCulloch

Mr. McCulloch was one of our directors since December 14, 1998. Mr. McCulloch retired as district manager from Canada Safeway in January, 1991. Mr. McCulloch deceased July 31, 2011 and we are in the process of locating a replacement director.

Donald G. Balletto

Mr. Balletto has been one of our directors and our chief financial officer since June 2009. Mr. Balletto graduated from Cal State University in 1969 with a Bachelor of Science in Business Administration (Accounting). He began his professional career in 1970 as an accountant with Rooney, Ida, Nolt & Ahern, Certified Public Accountants, Oakland, California. He worked with Canada Safeway from 1973 until 2006 when he retired as Director of Labour Relations, BC Division Canada Safeway Ltd., Vancouver, BC.

Mr. Balletto’s experience in accounting and labour relations is assisting the Company in its on-going attempt to become a successful mineral producer. He is working with the Company in developing and maintaining a relevant XBRL Format and on-going program.

Upon retirement from Canada Safeway executive, he has worked as an independent consultant to industry through his company “Labour Relations Solutions”, which is wholly independent from Silverado Gold Mines Ltd. and its subsidiaries Silverado Gold Mines Inc. and Silverado Green Fuel Inc.

John R. Mackay

Mr. Mackay has served as our corporate secretary since June 1998. Mr. Mackay is a lawyer who practiced as a sole practitioner from March 1993 to 1998 prior to joining Silverado. Prior to 1993, Mr. Mackay was a lawyer and partner in the law firm Davis and Company, Barristers and Solicitors, of Vancouver, British Columbia where he practiced for 35 years, and through Davis and Co., was the Company’s counsel from 1972 until retirement. He serves as the Company’s secretary.

Mr. Mackay’s experience as corporate and securities counsel with Davis and Company and for Silverado since 1972, continues to assist the Company in its business endeavors.

Form 8-K Filed October 5, 2011

Exhibit 99.1 – Press Release Dated October 4, 2011

2.

Comment: We note your disclosure in the press release filed as Exhibit 99.1 to your current report on Form 8-K filed on October 5, 2011 that on September 30, 2011, the Supreme Court of British Columbia upheld your appeal to hold your meeting of shareholders on May 11, 2012, or such other date as determined by your board of directors, along with your annual general meetings for the years 2009, 2010, and 2011. Please tell us the details of the background and circumstances of such legal proceedings. In addition, please explain to us why you believe that you were not required to disclose such legal proceedings in your periodic reports pursuant to Item 103 of Regulation S-K.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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CORPORATE AND SECURITIES LAWYERS

Response: The decision by the Supreme Court of British Columbia to allow the Company to hold our meeting of shareholders on May 11, 2012 was not the result of any litigation or otherwise contentious proceeding. Under British Columbia Law, a company which has missed more than two annual meetings of shareholders must apply to the Supreme Court of its Province to allow for the missed meetings to be held at once. This is an application process, not a legal proceeding. As per the Company’s press release, the Supreme Court Of British Columbia allowed for the missed meetings, along with our upcoming meeting, to be held on May 11, 2012.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per: /s/William Macdonald

William Macdonald

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.